FORM 4

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*
Moreland, W. Douglas
(Last) (First) (Middle)
360 E. Jackson St.
(Street)
Medford, OR 97501
(City) (State) (Zip)

2. Issuer Name and Ticker or Trading Symbol
Lithia Motors, Inc. LAD

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
May 2002

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
__X__ Director ______ 10% Owner
______ Officer (give title below) ______ Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
_X_ Form filed by One Reporting Person
___ Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price			
Class A Common	05/16/2002	M		19,200	A	$20.830		D	
Class A Common	05/16/2002	M		6,168	A	$20.830		D	
Class A Common	05/16/2002	S		19,200	D	$29.820		D	
Class A Common	05/16/2002	S		6,168	D	$29.820	0	D	
Class A Common							663,437	I	By Shares Held By Ltd Partnership

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(Over)
SEC 1474 (3-99)

FORM 4 (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Series M-2003 Preferred	$0.000 (1)	05/14/2002	J (2)			3,904	05/14/2003		Class A Common	0		0	I	By Shares Held By Ltd Partnership
Stock Option (1999dm) (ISO) (right to buy)	$20.830	05/16/2002	M			19,200	(3)	05/14/2004	Class A Common	19,200		0	D	
Stock Option (1999dm) (NQ) (right to buy)	$20.830	05/16/2002	M			6,168	(4)	05/14/2009	Class A Common	6,168		0	D	

Explanation of Responses: **Mr. Moreland's employment with issuer terminated and all options not exercised were surrendered to issuer.**

See attached statement

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

** Signature of Reporting Person: **Cliff E. Spencer, Attorney-in-Fact for W. Douglas Moreland**

Date: **06/10/2002**

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

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SEC 1474 (3-99)

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Moreland, W. Douglas

360 E. Jackson St.

Medford, OR 97501

Explanation of responses:

(1)   The Series M Preferred is convertible into a number of shares of Class A common determined on the date of exercise by a formula based on the average trading price of the Class A Common for a period 15 days prior to the date of conversion.

(2)   The reported securities were called for redemption by the issuer.

(3)   The options vest as to 20% of the total grant on the date of grant and 20% each anniversary date thereafter.

(4)   Beginning on the1st anniversary of the grant date, the options vest as to 20% of the total grant on each of the 1st through the 5th anniversaries.